Exhibit 21

Name	Jurisdiction of Organization
TBA Entertainment Group Nashville, Inc. (formerly known as Avalon Entertainment Group, Inc.)	Tennessee

AWC Acquisition Group	Delaware

TBA Entertainment Holding Corporation	Delaware

Eric Chandler Merchandising, Inc.	California

TBA Entertainment Group Chicago, Inc. (formerly known as Corporate Productions, Inc.)	Delaware

TBA Entertainment Group Dallas, Inc. (formerly known as Magnum Communications, Inc.	Texas

TBA Entertainment Group Phoenix, Inc. (formerly known as Image Entertainment Productions, Inc.)	Arizona

TBA Merchandising, Inc. (formerly known as Karin Glass & Associate, Inc.)	Indiana

Titley Spalding & Associates, LLC	Tennessee

TKS Marketing, Inc.	Tennessee

TBA Resort Holding Corporation	Delaware

Romeo Entertainment Group, Inc.	Nebraska

Mike Atkins Management Group, Inc.	Tennessee

EJD Concert Services, Inc.	Oregon

Moore Entertainment, Inc.	Tennessee

Alliance Artists, Ltd.	Georgia